SEATXCHANGE is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

SEATXCHANGE

Real-Time Live-Event Ticket Marketplace

Small OPO · Los Angeles, CA · Events
US Investors Only

Chat

Overview | Team | Terms | Updates | Comments | Share


CHECK THE
EXPERIENCE

Sit Where You Want, When You Want, and Stay Within Your Budget!

Join the Xfan Revolution!

As fans, we have been conditioned to sit in the same seat for the entire concert, game, or show. Why? Because we don't have any other options! Yes, you can ask the person next to you to change seats, or if you s[...] open seat a couple rows away you may grab it, but that only works around you, not for the entire stadium.

Chat

I was "conditioned" just like you, despite attending countless live-events, the thought of exchanging seats with someone on the other side of the stadium never even crossed my mind, it wasn't possible.... But then on August 13, 2016, all that instantly changed when through a series of what unlikely and frustrating (at the time) circumstances my seats were switched at halftime to nearly the identical seats on the other side of the stadium and I got the opportunity to watch my team on offense both


STEP 3: SET XCHANGE CRITERIA
PREFERRED OPTION 1
PREFERRED OPTION 2
ADD PREFERRED OPTION
SEATXCHANGE
Your seat
Your choice


A Real-Time
SEATXCHANGE
"SeatXchange is completely innovating the event-goer's experience. I am behind this revolution because it gives my fans an opportunity to seamlessly exchange tickets in a simple and smooth way for an overall better experience. No other platform is able to provide the amount of possibilities SeatXchange has to offer."

ways. It was one of the coolest fan experiences of my life! As that was sinking in, I noticed the couple next to me was getting ready to leave, their car was on the other side of the stadium and they wanted to avoid traffic. Its a good thing I convinced them to stay or they would have missed one of the best comebacks I've seen in person. It is at that moment seatXchange was conceived!

Think about it, it makes no sense that people can't exchange seats. Think about all the live-events you've seen, now imagine you had a platform where you can conveniently exchange seats inside the event, how would that have changed your experience? The list of reasons to exchange are endless, but to the left you can see 10 common reasons we've identified.

Now creating a marketplace isn't easy, specially in ticketing where the big boys have all the power. Adding to the challenge is that this is a peer-to-peer marketplace. So in order to create liquidity, we decided to fix the current secondary market to create liquidity for the new market we are creating. So here is what "they" do, that we do better: (i) $5/ticket flat platform fee, regardless of ticket price. We succeed the more transactions (liquidity) that happens, not the higher ticket prices go (and we will have a majority of the tickets you see on StubHub and other platforms the day we launch); (ii) you can see where your friends are sitting so you can buy tickets in the same section; (iii) you can see ratings, reviews, and mutual connections before you transact; and (iv) you can cost-share tickets with your friends.

We've built the team and the platform to bring this to life, but we need fans like you to make it a reality! SeatXchange is a peer-to-peer marketplace so the more Xfans, the better it works and the better the experience for everyone. In that light, we decided to crowdfunding the last small portion of our seed round to give other fans, like you, the opportunity to join us as Xfans and help reinvent the live-event experience.

- Amir Amini CEO

Perks

$500 — If you invest $500, you will receive seatXchange apparel and special promotions for users.

$1,000 — If you invest $1,000, in addition to the previous prizes, you will also receive a special mention on our website (www.seatXchange.com) thereby forever engraving your name in our company's history books.

$5,000 — If you invest $5,000, in addition to the previous prizes, you will also receive a VIP invite for you and a guest to our Red-Carpet Fan Appreciation Event where you can mingle with celebrities, see performances by Babyface and other surprise guests, and meet our team.

$10,000 — If you invest $10,000, in addition to the previous prizes, you will also receive private transportation to the Red Carpet Fan Appreciation Event as well as a special invite for you and a guest to our Exclusive Fan-Appreciation After Party with no more than 100 guests in attendance.

INVESTMENT

Convertible Note l Minimum $250.00 (US)

Note converts to equity when the company raises at least $500,000 in qualified equity financing.

Maturity Date: December 31, 2021

$5M valuation cap

20% discount rate

0% yearly interest rate

Chat

"*SeatXchange is completely innovating the event-goer's experience. I am behind this revolution because it gives my fans an opportunity to seamlessly exchange tickets in a simple and smooth way for an overall better experience. No other platform is able to provide the amount of possibilities SeatXchange has to offer*." - Kenny "Babyface" Edmonds (11-Time Grammy Award Winner)

THE FIRST TICKET MARKETPLACE BASED ON EFFICIENT MARKET THEORY

SeatXchange is designed by the fan for the fan. We do everything the other ticket marketplaces do, but better! Plus, we offer a unique, first-of-its-kind in-venue, real-time seat exchange.

Chat

WHAT WE DO BETTER

- **No more broker fees:** Do you think Amazon's stock would trade millions of shares a day if you had to pay 10-15% each time you bought or sold the stock? Of course not. It doesn't make sense as ticket prices go up, fees go up--its the same transaction! **We are $5/ticket platform fee regardless of ticket price!** We win when you win; not the higher ticket prices go. We are on your side.

- **See Ratings/Reviews/Mutual Connections of Sellers:** Imagine if you see two tickets on a currently available marketplace, one for $200 and one for $220, right next to each other with same view, which one would you buy? Obviously the cheaper one right? Now imagine you see the same two tickets on our platform, and imagine for now the price was the same, although it would likely be cheaper on ours, but now you see the one at $200 has bad ratings, reviews, and no mutual connections, but the one at $220 has good ratings, reviews, and a couple mutual connections--which one do you buy? Do you want to get in or do you want your money back? We guarantee your money back too, but if you're like me, you would not buy the $220. Now maybe if it was $300 you wouldn't, but don't you think that information would be useful to have? Now you can see Ratings/Reviews/Mutual Connections before you transact with someone.

Chat

- **Find Friends and Buy Tickets in the Same Section:** See which friends are going to an event, and where they are sitting, so you can buy tickets in the same section (unless privacy mode is enabled).

- **Cost-Share Tickets** with your friends.

THE GAME-CHANGER | REASONS TO EXCHANGE

REAL-TIME, IN VENUE SEAT EXCHANGE

SEATXCHANGE

Chat

WHY XCHANGE SEATS DURING AN EVENT?

- Switch sides at halftime to follow your favorite player or team.
- Leaving early? Get paid for your seat.
- Sit with your team.
- Get paid to move back and let other Xfans experience sitting close.
- Sit closer to your friends.
- Move away from the person sitting next to you.
- Meet new people.
- Check out a different view.
- Get closer to your car/exit.
- Can't afford front row tickets? Get close for what you can afford.


VIRGIN
4:21 PM
22%
TODAY
LOS ANGELES
SPORTS
SHOWS
14 Connections
Los Angeles Lakers vs. New York Knicks
LAKERS CENTER, 7:30 PM
218 Available
BUY FROM $52
or
CHANGE NOW
12 Connections
Los Angeles Dodgers vs. Chicago Cubs
DODGERS STADIUM, 8:00 PM
128 Available
BUY FROM $90
or
CHANGE NOW
10 Connections
Events
My Tickets
Profile
Notifications
Share

Chat

Chat

SEATXCHANGE VALUE TO USERS

	SEATXCHANGE		Resellers StubHub		Saas pogoseat		Other craigslist	
	Before	During	Before	During	Before	During	Before	During
Trust	✓	✓	✓			✓		
Ease of Use	✓	✓	✓					
Low Fees	✓	✓					✓	✓
Availability	✓	✓	✓			✓	✓	
XCHANGE	✓	✓						
Cost-Share	✓	✓						

- Trust
- Ease of Use
- Low Fees
- Availability
- XCHANGE
- Cost-Share

SEATXCHANGE VALUE TO VENUES

Provides venues a ***verification system*** for seating rights, ***new revenue channel(s)***, access to ***one-of-a-kind data***, while helping ***fill empty seats*** by increasing ticket utility.

- **Verification System:** Currently, once a ticket is scanned granting access to the venue the ticket's barcode becomes inactive. In other words, every fan inside a venue is holding an inactive ticket. Imagine if I sold you a ticket in section 100, but before I sold it to you I made a copy of the same ticket. Then you enter the event with the ticket you purchased from me and I enter with another crappy ticket in section 300. After entry, I go to the seats I sold you and I claim the seats are mine and show the copy I made of your tickets. Both of us have a copy of the same inactive barcode, whose seat is it? In fact, I can show that I had the tickets before you. Although this may not [illegible] significant problem now, the problem does exist. We have filed [illegible] patents (pending) relating to verification of seating rights inside an event venue: (i) at-entry verification system; (ii) post entry peer-to-peer verification system. This would effectively create a barcode for inside the venue.

Chat

- **New Revenue Channel:** Venue partners will be offered revenue sharing in exchange for integration of the seatXchange verification technology (patent pending) with venue barcode scanners enabling a peer-to-peer primary marketplace for seating rights.

- **Fill Empty Seats:** The better the secondary market works, the better the primary market works. SeatXchange is a giant leap toward creating a more efficient marketplace by providing security, access, and transferability thereby increasing a ticket's utility.

Chat

SEATXCHANGE VALUE FOR ALL

SeatXchange's connected platform collects **revolutionary real-time data that can create a win-win situation for all**. Current ticketing companies may know who buys a ticket, but they most likely don't know who is inside the venue.

SeatXchange has data on who's inside, and what they are doing. With this real-time data, the possibilities are endless. For example:

- SXC' platform will collect one-of-a-kind, real-time data on fans transactions, preferences, and interests during events.
- Artists can ask their fans to vote for their favorite song, see which sections vote for what, and in real-time make their performance more interactive to their audience.
- Fans will be able to connect with their friends, each other, and performers to create an enhanced shared experience for all.
- Venues will be able to better service their fans by offering them the services and products that will take their event experience to the next level.

Chat

THE XFAN REVOLUTION IS HAPPENING NOW!

Since the idea for seatXchange was born (August 2016), it has been full stream ahead including a successful launch of our pre-registration campaign (June 7, 2017) which continues to pick up traction as we get closer to public launch in August 2017.


Competitive Advantages
1st TO MARKET
LOW FLAT FEES
AVAILABLE ANYTIME
XCHANGE
PATENT PENDING
CONNECT / SHARE

SEATXCHANGE MILESTONES

- Raised $850,000 (to date) in capital.
- Pre-Registration Campaign launched June 7, 2017.
- Filed two patents (pending) for in-venue verification of seating rights which would effectively create a barcode for inside venues. Currently there is no way to tell the difference between two copies of the same ticket once inside a venue.

Chat

- Organized a diverse and experienced team of advisors collectively holding nearly 100 patents and two ticket market exits. This includes 11-time Grammy Award Winner and co-founder of LaFace Records Kenny "Babyface" Edmonds.
- Partnered with Forbes recognized development agency Appster to build seatXchange in both native iOS and native Android, with Appster taking a substantial portion of their payment in equity at the same terms offered here and to our investors.
- Secured strategic exclusive licenses and partnerships (including exclusive license for a ticketing company to use the Newaer SDK which allows peer-to-peer connectivity even where there's no data or Wifi, such as some event venues. (Read more at www.newaer.com).

Chat

SEATXCHANGE

A Real-Time SEATXCHANGE

TAKE CONTROL OF **YOUR EXPERIENCE!**


STEP 3: SET XCHANGE CRITERIA
PREFERRED OPTION 1
SELECT SECTIONS ON CHART:
PRICE TYPE:
ASKING PRICE:
112, 113, 114, 115
Offering
$ 40 ea
PREFERRED OPTION 2
SELECT SECTIONS ON CHART:
PRICE TYPE:
ASKING PRICE:
301, 308, 309, 310
Asking
$ 50 ea
ADD PREFERRED OPTION
ADD COMMENT:

- Pay or get paid to exchange seats with other fans.
- Send Xchange requests or receive match notifications to your phone.
- It's easy and there's no commitment necessary!

Chat

Chat

SEATXCHANGE

TRANSACT WITH **CONFIDENCE**

- Check ratings, reviews, and social media connections before you buy or Xchange.
- Confirm, rate and review transactions.
- Receive digital transaction receipts.



OTHER PROFILE
James M.
CONNECT
Reviews:
View All

SEATXCHANGE

Chat

$5 **FLAT FEE**

- Buy
- Sell
- Xchange
- Cost-Share

= $5 REGARDLESS OF TICKET PRICE



Los Angeles Lodgers vs Chicago Clubs
BUY
FILTER
SECTION
James M.
$90/ea

Chat

SEATXCHANGE

GO **ELECTRONIC**

Snap a pic of your ticket and instantly:

- List your ticket for sale
- List your ticket for Xchange
- Transfer your ticket to a friend
- Use the ticket image for event entry!



TICKETS UPLOADED - 1/2
WRQPSHJ
Los Angeles Lodgers vs Chicago Clubs
222
5
4
SXC56354657-987453
Mobile Ticket

SEATXCHANGE

CONNECT, SHARE AND **WIN**

- Connect with friends and share plans, tickets, and costs.
- Connect with other fans and share the experience.
- Share proceeds with partner non-profits (optional).
- Share your referral code and win.



SHARE TICKETS
Los Angeles Lodgers vs Chicago Clubs
STEP 1: SELECT TICKETS TO SHARE
Section 222, Row S, Seat 4
Section 222, Row S, Seat 5
Section 222, Row S, Seat 6
Section 222, Row S, Seat 7
STEP 2: SHARE TICKETS BY
COST-SHARE
CONNECTIONS
FACEBOOK

Chat

August 13, 2016



The idea is born

Due to a mix-up of seats at the Rams v. Cowboys game, Amir had his seats exchanged at halftime and was able to watch his favorite team drive on offense in back to back quarters.

September 13, 2016

SXC Live Inc. dba SEATXCHANGE incorporates

Delaware Corporation

December 3, 2016


United States
Patent Application

Provisional Patent (Pending) In-Venue Verification System of Seating Rights

Allows for a peer-to-peer primary real-time marketplace

June 7, 2017



Pre-Registration Campaign

Users can pre-register (seatXchange.com) and win prizes and receive exclusive Xfan benefits.

August 1, 2017 - September 1, 2017


BETA
TESTERS
WANTED

Beta Test Launch (Los Angeles)

Three Beta Test Events (ANTICIPATED)

September 2, 2017



Public Launch to find Product Market Fit (Los Angeles)

First Event -- NFL Opening Weekend September 7, 2017 (ANTICIPATED)

Chat

Chat

Meet the Founders



Amir Amini

Founder l President

Amir Amini is the Founder and President of SEATXCHANGE. He left a successful legal career spanning more than thirteen years to follow his dream and bring SEATXCHANGE to life. Most recently since 2012 Amir served as Senior Associate at Sanchez & Amador LLP's and led its Business & Real Estate Litigation Team where he represented companies and individuals in complex business litigation, commercial contracts, fraud, trademarks, trade secrets, copyrights, unfair competition, and defamation. Amir was named a Super Lawyer Rising Star in the field of Business Litigation for 8 of the past 9 years. Amir graduated cum laude, from the University of Michigan Law School in 2003, where he served as Associate Editor of the Michigan Telecommunications and Technology Law Review and was the starting shooting guard on the Intramural Graduate Basketball Championship team. With a love of sports and entertainment, Amir has attended over 1000 live events! Amir had the idea for SEATXCHANGE while attending a game where a series of bad circumstances turned into one of the best fan experiences of his life – he was able to switch sides at halftime and watch his team drive on offense the entire game. Amir quickly realized there are countless reasons why fans may want to exchange seats during an event, but there is no platform to do it. SEATXCHANGE offers a peer to peer marketplace where users can buy, sell and exchange seats at any time.



Robert Gleason

Head of User Acquisition

Director of Entertainment for SBE (2004-2015), a lifestyle hospitality company with hotels, restaurants, and nightclubs worldwide. In 2015, he became NERVO's (Forbes List highest paid) Manager. Part of Michigan State's 2001-2002 Men's Final Four Basketball Team.

Chat
Chat
Chat

And the Rest of the Team



Dave Mathews

Advisor

Founder/CEO NewAer, Inc. Proximity Platform. Founder Big Imagination Foundation. Advisor - WireTheWorld, Ticket Fairy, & more. 76+ U.S. patents granted or pending.



Scot Richardson

Advisor

Two time successful entrepreneur. Co-founder/CEO CrowdTorch sold to Cvent (NYSE: CVT); Co-Founder Comedy-juice; Advisor to multiple start-ups.



Bob Sabouni

Advisor

In over a decade as Executive Vice President of Global Marketing & Partnerships for Marvel, Bob drove over a billion dollars in branded revenue and above the line marketing instrumental to Marvel's resurgence from bankruptcy.



Brent Seals

Advisor

Founder/CEO of First Class Tickets, specializing in premium tickets for sports, concerts and theaters (2001-Present). Before founding FCT, Brent was a sales executive at PSP Publications (NBA Hoop Magazine) and on radio stations KFWB and KLAC.

Chat



Marvin Epstein

Advisor

Founding Partner Karma International and President I.A.T. Capital. Successful entrepreneur in finance, business development, brand marketing and event production. Clients include: MTV, World Cup Soccer, The Olympics, Coca-Cola, and NASCAR.



Jordan Edelson

Advisor

Forbes 30 under 30, seasoned entrepreneur, CEO/Founder of Appetizer Mobile. Technology news contributor to CNBC, Bloomberg and others. Partnered with Yankee Manager Joe Girardi on new mobile game. Director of Chic Sketch. Former CTO of H3 Enterprises Inc. (first publicly traded Hip-Hop Company).



Kenny "Babyface" Edmonds

Advisor

11-time Grammy Award® winner, multi-faceted pop/urban singer, songwriter and producer with multiple multi-platinum landmark albums. The prolific music man counts more than 200 top 10 R&B and over 50 top 10 pop hits (including 16 No. 1's), in turn, those stats have generated cumulative single and album sales of more than 600 million units worldwide. As co-founder with L.A. Reid of LaFace Records in 1989, Babyface nurtured the careers of such megastars as TLC, OutKast, Usher, and Toni Braxton. Awards/Honors include the Soul Train Music Awards, BMI Awards, NAACP Image Awards, American Music Awards, BET Walk of Fame Award, received a star on the Hollywood Walk of Fame in 2013, and was inducted into the 2017 Songwriter's Hall of Fame.



Paresh Ghelani

Advisor

As Chairman of BPG Motors, Pare looking to introduce a whole new breed of off-road vehicles for sports enthusiasts and the military. BPG Motors, Paresh built and sold three other technology companies. With the vision of addressing the world's Grand Challenges through innovative approaches and making a large-scale difference in humanity, Paresh believes in achieving peace through prosperity. He is currently working to expand the highly successful XPRIZE platform to India and globally.

Chat

Chat

Offering Summary

Maximum Investment $10,000.00

Minimum Investment $250.00

Company	SXC Live Inc. dba SEATXCHANGE
Corporate Address	11601 Wilshire Blvd. Suite 500, Los Angeles, CA 90025
Description of Business	A low flat-fee, secure, easy-to-use mobile marketplace where fans can connect, share, buy, sell, and exchange tickets in real-time.
Type of Security Offered	Convertible Promissory Note
Purchase Price of Security Offered	

Minimum Investment Amount (per investor)	$250.00 (US)

Convertible Note l Minimum $250.00 (US)

Note converts to equity when the company raises $500,000 or more in a priced round.

Maturity Date: December 31, 2021

$5M valuation cap

20% discount rate

0% yearly interest rate

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in SXC Live Inc. dba SEATXCHANGE. The number of shares you will receive in the future will be determined at the next equity round in which the Company issues capital equity in the Company to any venture capital, institutional or other investor(s) in an aggregate amount of at least $500,000.00. The highest conversion price per share is set based on a $5M company valuation cap or if less then you will receive a 20% discount on the price the new investors are purchasing. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Perks

$500 — If you invest $500, you will receive seatXchange apparel and special promotions for users.

$1,000 — If you invest $1,000, in addition to the previous prizes, you will also receive a special mention on our website (www.seatXchange.com) thereby forever engraving your name in our company's history books.

$5,000 — If you invest $5,000, in addition to the previous prizes, you will also receive a VIP invite for you and a guest to our Red-Carpet Fan Appreciation Event where yo mingle with celebrities, see performances by Babyface and other surprise guests, and meet our team.

$10,000 — If you invest $10,000, in addition to the previous prizes, you will also receive private transportation to the Red Carpet Fan Appreciation Event as well as a special invite for you and a guest to our Exclusive Fan-Appreciation After Party with no more than 100 guests in attendance.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not be recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy o adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow SEATXCHANGE to get notified of future updates!

Comments (0 total)

Add a public comment...

Post